News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
June 7, 2021

Manulife Financial Corporation announces results of Conversion Privileges of Class 1 Preferred Shares, Series 3 and Series 4

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taking into account all election notices received by the June 4, 2021 deadline for conversion, 812,380 of its currently outstanding 6,335,831 Non-cumulative Rate Reset Class 1 Shares Series 3 (the “Series 3 Preferred Shares”) have been elected for conversion on June 19, 2021, on a one-for-one basis, into Non-cumulative Floating Rate Class 1 Shares Series 4 of Manulife (the “Series 4 Preferred Shares"), and 1,014,452 of its currently outstanding 1,664,169 Series 4 Preferred Shares have been elected for conversion on June 19, 2021, on a one-for-one basis, into Series 3 Preferred Shares.
As a result, on June 19, 2021, Manulife will have 6,537,903 Series 3 Preferred Shares and 1,462,097  Series 4 Preferred Shares issued and outstanding. The Series 3 Preferred Shares and the Series 4 Preferred Shares are listed on the Toronto Stock Exchange under the symbols MFC.PR.F and MFC.PR.P, respectively.
As announced by Manulife on May 21, 2021, after June 19, 2021, holders of Series 3 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife (the “Board”) and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on June 20, 2021, and ending on June 19, 2026, will be 2.34800% per annum or $0.146750 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at May 21, 2021, plus 1.41%, as determined in accordance with the terms of the Series 3 Preferred Shares.
As announced by Manulife on May 21, 2021, after June 19, 2021, holders of Series 4 Preferred Shares will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the three-month period commencing on June 20, 2021, and ending on September 19, 2021, will be 0.38363% (1.52200% on an annualized basis) or $0.095908 per share, being equal to the sum of the three-month Government of Canada Treasury bill yield as at May 21, 2021, plus 1.41%, as determined in accordance with the terms of the Series 4 Preferred Shares.
The Series 3 Preferred Shares and the Series 4 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.
About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and our global wealth and asset management segment, Manulife Investment Management, serves individuals, institutions and retirement plan members worldwide. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of March 31, 2021, we had CAD$1.3 trillion (US$1.0 trillion) in assets under management and administration, and in the previous 12 months we made $31.3 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Olivia Jones Manulife 438-340-3416 olivia_jones@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com